VEON announces ratio change under its American Depositary Receipt (“ADR”) program Amsterdam, Netherlands, 6 February 2023 07:00 CET: VEON Ltd. (NASDAQ, Euronext Amsterdam: VEON) (“VEON” or the “Company”), a global digital operator that provides converged connectivity and online services, announced today that its Board of Directors (the “Board”) has approved a change of ratio in the Company’s ADR program, comprising a change in the ratio of American Depositary Shares (the “ADSs”) to VEON common shares (the “Shares”) from one (1) ADS representing one (1) Share, to one (1) ADS representing twenty-five (25) Shares (the “Ratio Change”). The effective date of the Ratio Change (the “Effective Date”) is expected to be 6 March 2023. Pursuant to the Ratio Change, as of the Effective Date, record holders who directly hold ADRs will be required to exchange their existing ADRs for new ADRs on the basis of one (1) new ADR for every twenty-five (25) existing ADRs surrendered. The Depositary will contact ADR holders and arrange for the exchange of their existing ADRs for new ADRs. ADS beneficial holders who hold through an ADR holder intermediary need not take any action in connection with the Ratio Change. For ADS holders, the Ratio Change will have the same effect as a one for twenty five reverse ADS split. No new Shares will be issued in connection with the Ratio Change and the ADSs will continue to be traded on The Nasdaq Capital Market under the symbol “VEON.” As a result of the Ratio Change, the trading price of the Company’s ADSs is expected to automatically increase proportionally, but the Company can give no assurance that the ADS trading price following the Ratio Change will be at least equal to the ADS trading price before the Ratio Change multiplied by the new 25:1 ratio. As VEON announced previously on 5 October 2022, the Listing Qualifications Department of The Nasdaq Market granted VEON an additional grace period through 3 April 2023 to regain compliance with the minimum bid price requirement set forth in Nasdaq’s Listing Rule 5550(a)(2) (the “Minimum Bid Price”). While the Ratio Change is intended to bring the bid price of the Company’s ADSs into compliance with the Minimum Bid Price, the Company can give no assurance that the Ratio Change will be effective in achieving this goal. VEON Group CEO Kaan Terzioglu commented: “We believe the Ratio Change is in the best interest of all our stakeholders, as it will allow us to ensure VEON’s continued Nasdaq listing and provide a pathway toward increasing VEON’s visibility on Nasdaq.”

About VEON VEON is a global digital operator that currently provides converged connectivity and online services to over 200 million customers in seven dynamic markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 8% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Important Notice This release is for informational purposes only and shall not constitute a prospectus or an offer to sell or the solicitation of an offer to buy securities in the United States or any other jurisdiction, nor shall there be any offer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws. This press release is not a prospectus for the purposes of Regulation (EU) 2017/1129. This communication or information contained herein is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer securities in the Russian Federation to or for the benefit of any Russian person or entity and does not constitute an advertisement or offering of securities in the Russian Federation within the meaning of Russian securities laws. Elements of this press release contain or may contain “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding the Ratio Change and the benefits of the Ratio Change, including compliance with the Minimum Bid Price. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws and except as set forth above, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Contact Information VEON Group Director Investor Relations Nik Kershaw bonds@veon.com